ACCELLENT INC.
100 Fordham Road
Wilmington, Massachusetts 01887
(978) 570-6900

FACSIMILE (978) 657-0878

February 13, 2006

VIA EDGAR AND FACSIMILE

Re:
Accellent Inc.
Registration Statement on Form S-4 (File No. 333-130470)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Accellent Inc. (the "Registrant") hereby requests that the effective date of Registration Statement No. 333-130470, referenced above, be accelerated so that this Registration Statement may become effective by 4:00 p.m. Eastern Time on February 14, 2006 or as soon thereafter as practicable.

        The Registrant acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman of Simpson Thacher & Bartlett LLP, at (212) 455-2948.

Very truly yours,
/s/ Stewart A. Fisher Stewart A. Fisher Chief Financial Officer, Executive Vice President, Treasurer and Secretary